News Release

Burcon Provides Business Update and Notice to

Convertible Debenture Holders

Vancouver, September 2, 2020 / - Burcon NutraScience Corporation ("Burcon") (TSX:BU, OTCQB:BUROF), a global technology leader in the development of plant-based proteins, is pleased to provide further updates with respect to its activities and announces the forced conversion of its outstanding convertible debentures.

Consumers today are looking for great taste, simple labels and alternative sources of plant-based protein that they can feel good about, and that includes feeling good about the environmental impact of their food purchase decisions.  Beyond its pea and canola proteins, which Burcon has exclusively licensed to Merit Foods, Burcon has a pipeline of additional technologies to produce alternative plant-based protein ingredients with valuable functional and nutritional attributes making Burcon ideally positioned to further exploit today's market opportunity.

Burcon has developed technologies and holds patents and or patent applications for high purity hemp protein, sunflower seed protein, flax protein and more, all of which show promise for application in products ranging from meat alternatives to nutritional supplements.  Burcon's pipeline of additional plant-based proteins, which are non-GMO, can be certified organic, and are allergen-friendly, and as such they check all the boxes consumers are looking for in label-friendly products.

"With Merit Foods secured and strengthened through the addition of Bunge as an equity partner, Burcon now has the luxury of focusing our team of scientists and engineers - at Burcon's Winnipeg-based technical center - to exploit our pipeline of additional alternative plant-based proteins." said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "For over twenty years, Burcon's vision has been to be the recognized global leader in the development of novel high-purity plant-based proteins."

As part of the investment by Bunge Limited into Merit Functional Foods, announced by Burcon on August 27, 2020, Export Development Canada ("EDC") and Farm Credit Canada ("FCC") have now released the $4 million guarantee originally provided by Burcon  to EDC and FCC in connection with the $85 million financing package EDC, FCC and the Canadian Imperial Bank of Commerce provided to Merit.

EDC also released and returned to Burcon a letter of credit from HSBC Bank Canada in the amount of $6.5 million that Burcon had provided to EDC, as beneficiary, to secure Merit Food's obligations under its loan facilities with EDC.

In addition to the foregoing updates, Burcon is providing notice to its holders of convertible debentures issued on December 10, 2019.  Burcon completed a non-brokered private placement of unsecured convertible debentures (the "Convertible Debentures") to raise gross proceeds of $9.5 million in December 2019.  Under the terms of the Convertible Debentures, Burcon has the right to force the conversion of the Convertible Debentures into common shares of the Corporation (the "Common Shares") if the Common Shares have traded at or above $2.15 on the Toronto Stock Exchange (the "TSX") for a period of fourteen (14) consecutive trading days.  Between August 12, 2020 to August 31, 2020, Burcon's Common Shares traded at or above $2.15 on the TSX for fourteen consecutive days.  The Convertible Debentures will be converted into Common Shares at a conversion price of $1.05 per Common Share, being a rate of 952.38 Common Shares for each $1,000 principal amount of the Convertible Debentures. No fractional interest in Common Shares will be issued. The number of Common Shares issued to each holder will be rounded down to the nearest whole number. A formal notice will be sent to Convertible Debenture holders setting out the details of the conversion date and the procedures for conversion.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 285 issued patents and more than 250 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca

www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM